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Davis Polk & Wardwell	852 2533 3300 tel	Resident Hong Kong Partners
Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	www.davispolk.com	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 28, 2020

Re:	Boqii Holding Limited (CIK: 0001815021)
Responses to the Staff’s Comments on the Amendment No. 1 to the Registration Statement on
Form F-1 Filed on September 22, 2020

Confidential

Mr. Blaise Rhodes

Mr. Rufus Decker

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rhodes, Mr. Decker, Ms. Wirth and Ms. Jaskot:

On behalf of Boqii Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 25, 2020 on the Company’s amendment no. 1 to the registration statement on Form F-1 filed on September 22, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment no. 3 to the Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

The Company currently plans to request that the Staff declare the effectiveness of the Registration Statement on September 29, 2020. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*     *     *     *

September 28, 2020

Capitalization, page 73

1.

Please tell us and disclose the nature and terms of the adjustments to other debts, noncurrent and receivable for issuance of ordinary shares in the pro forma as adjusted column. Also, tell us why these adjustments and pro forma as adjusted adjustment (vi) discussed on page 73 were excluded from the pro forma column.

The Company respectfully advises the Staff that the adjustments as shown in the pro forma as adjusted column are related to the exercise of a warrant to purchase the Company’s series C+ convertible redeemable preferred shares.

On January 26, 2016, the Company issued a warrant to purchase up to 6,734,459 series C+ convertible redeemable preferred shares to an investor at an exercise price up to US$46.2 million (the “CMB Warrant”). This CMB Warrant was issued in connection with an investment of RMB303.2 million (equivalent to US$46.2 million) made by the investor (the “CMB Investment”) to one of the Company’s PRC consolidated VIEs, Guangcheng (Shanghai) Information Technology Co., Ltd. (“Guangcheng”). On August 19, 2020, the CMB Warrant was exercised by the investor and the Company issued 6,734,459 series C+ convertible redeemable preferred shares to the investor. As of the date of the prospectus, the exercise price of CMB Warrant has not been settled yet. As a result, per ASC 310-10-S99-2, a receivable balance of US$42.9 million representing the present value for the unsettled balance was recorded and presented as a contra-equity balance on a pro forma as adjusted basis.

In addition, pursuant to the settlement agreement between the Company and the investor, upon exercise of the CMB Warrant, the receivable for issuance of series C+ convertible redeemable preferred shares will be settled by the investor upon the investor’s receipt of the repayment of an amount equal to the CMB Investment from the Company, after March 31, 2022. Therefore, the adjustment to other debts, non-current on a pro forma as adjusted basis represents the present value of long-term payable of the Company with amount of RMB303.2 million (equivalent to US$42.9 million, being the present value of US$46.2 million) due to the investor in connection with the exercise of the CMB Warrant.

Since the CMB Warrant was exercised on August 19, 2020, which was subsequent to June 30, 2020 and the pro forma column assumes the automatic conversion and re-designation of the relevant classes of shares as if this offering had occurred as of June 30, 2020, the Company did not include these adjustments in the pro forma column. The Company has revised the disclosure to include the nature and terms of the adjustments to other debts, non-current and receivable for issuance of ordinary shares on pages 74, 75, 76 and 77 of the Registration Statement.

Dilution, page 77

2.

Please provide us your calculations for amounts per ordinary share and per ADS of pro forma net tangible book value before the offering and after the offering as well as for dilution in net tangible book value to new investors.

The Company respectfully provides the following calculation for amounts per ordinary share and per ADS of pro forma net tangible book value before and after this offering, as well as calculation for dilution in net tangible book value to new investors. The Company has deducted non-controlling interest in calculating the below net tangible book value.

Calculation for amount per ordinary share for pro forma	As of June 30, 2020
	US$’000
Net assets		29,699
Less:
Intangible assets		4,605
Software		220
Goodwill arising from business acquisition		5,688
Right-of-use assets and lease liabilities relating to operating lease		239
Deferred/(accrued) initial public offering related costs		620
Non-controlling interests		6,231

Pro forma net tangible book value (a)		12,096

Number of ordinary shares		22,238,454
Adjustment for conversion of the convertible redeemable preferred shares		33,692,787

Pro forma number of ordinary shares before the offering (b)		55,931,241

Pro forma net tangible book value per ordinary shares (c=a/b)	US$	0.22

Pro forma net tangible book value per ADS (d=c*0.75)	US$	0.17

September 28, 2020

Calculation for amount per ordinary share for pro forma as adjusted	As of June 30, 2020
	US$’000
Pro forma net tangible book value		12,096
Impact of exercise of CMB warrant*		(42,919)

Pro forma as adjusted net tangible book value before the offering		(30,823)
Impact of this offering		66,045

Pro forma as adjusted net tangible book value after the offering (a)		35,222

Pro forma number of ordinary shares		55,931,241
Impact of exercise of CMB Warrant in August 2020 **		6,883,520

Pro forma as adjusted number of ordinary shares before the offering		62,814,761
Impact of this offering		5,250,000

Pro forma as adjusted number of ordinary shares after the offering (b)		68,064,761

Pro forma as adjusted net tangible book value per ordinary shares after the offering (c=a/b)	US$	0.52

Pro forma as adjusted net tangible book value per ADS after the offering (d=c*0.75)	US$	0.39

*	This amount represents the present value of US$46.2 million long-term payables due to investor in connection with the exercise of CMB Warrant.
**

In connection with the exercise of CMB Warrant, the Company issued 6,734,459 series C+ convertible redeemable preferred shares, which were converted and re-designated into 6,883,520 Class A ordinary shares on a pro forma as adjusted basis.

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	14.67	US$	11.00
Less: Pro forma as adjusted net tangible book value after the offering	US$	0.52	US$	0.39

Dilution in net tangible book value to new investors	US$	14.15	US$	10.61

The Company has revised the disclosure on pages 78 and 79 of the Registration Statement.

3.

Please tell us your rationale for not deducting your mezzanine equity and non-controlling interests in arriving at your net tangible book value as of June 30, 2020. Also, tell us your rationale for not deducting non-controlling interests in arriving at the pro forma net tangible book value amounts. Alternatively, revise your computations and disclosures accordingly.

The Company respectfully submits that it has revised the disclosure on pages 78 and 79 of the Registration Statement to deduct the mezzanine equity and non-controlling interests in calculating the net tangible deficit, and to deduct the non-controlling interests in calculating the pro forma net tangible book value.

Taxation, page 212

4.

We note your revisions in response to our prior comment five. However, it does not appear that you have provided a firm opinion as to the material tax consequences set forth in this section. For example, your disclosure notes that “it is expected” that distributions will be reported to U.S. Holders as dividends and “may be” taxable at a favorable rate, provided you are not a PFIC, and that gains on the sale of ADSs or Class A ordinary shares “may be” subject to PRC taxes. Because your short-form opinion states that the opinion of counsel is set forth in full under the caption “Taxation — Material U.S. Federal Income Tax Considerations,” the disclosure in the prospectus serves as the tax opinion disclosure must clearly identify and articulate the opinions being rendered. If there are sections of the disclosure that you do not intend to be the opinion of counsel, such as the discussion under “Passive Foreign Investment Company Rules,” or any other subheadings in this section, please revise your disclosure and short-form opinion to clarify the precise sections that represent counsel’s opinion. In those sections the disclosure should clearly identify each material tax consequence being opined upon, set forth counsel’s opinion as to each identified item, and set forth the basis for the opinion. If counsel is unable to set forth a firm conclusion, counsel can issue a “should” or “more likely than not” opinion, as specified in Staff Legal Bulletin 19.

The Company respectfully submits that it has replaced statement on page 214 stating that dividends “may be” taxable at a favorable rate with a statement that clearly states a firm opinion. The Company respectfully advises the Staff that the statement on page 214 that “it is expected” that distributions will be reported to U.S. Holders as dividends is drafted in this fashion because it describes how brokers and other financial intermediaries will report the distributions to their clients and the Company has no control over such intermediary payors. To address the Staff’s comment, the Company has added language to clarify that the sentence addresses reporting by financial intermediaries. In addition, the statement on page 215 that “gains on the sale of ADSs or Class A ordinary shares ‘may be’ subject to PRC taxes” is not a U.S. tax statement. Rather, it merely refers to the PRC taxation section (which addresses the risk that under PRC law it is not entirely clear whether gains could become subject to PRC tax). The Company respectfully advises the Staff that it has added a clarification on page 215 of the Registration Statement to explain that the Company’s counsel does not express an

September 28, 2020

opinion on the Company’s PFIC status because the Company’s PFIC status for each year will depend on facts that will not be known until after the end of such year. The Company respectfully advises the Staff that the tax disclosure addresses the U.S. federal income tax consequences that in the Company counsel’s opinion are material to U.S. Holders and, other than with respect to the Company’s PFIC status, the tax section and tax opinion express a firm opinion regarding all such material tax consequences.

*     *     *     *

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:

Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer

Ms. Ying (Christina) Zhang (christina@boqii.com), principal accounting officer
Boqii Holding Limited

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jack Li, Partner
PricewaterhouseCoopers Zhong Tian LLP

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